NO ACT

PE
9-10-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15008311

DIVISION OF
CORPORATION FINANCE

Received SEC

OCT 02 2015

Washington, DC 20549

October 2, 2015

Nina S. Gordon
Broad and Cassel
ngordon@broadandcassel.com

Act: 1934
Section:
Rule: 14a-8 (OVS)
Public
Availability: 10/2/15

Re: Federated National Holding Company
Incoming letter dated September 10, 2015

Dear Ms. Gordon:

This is in response to your letter dated September 10, 2015 concerning the shareholder proposal submitted to FNHC by Larry M. Seal. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Larry M. Seal

FISMA & OMB Memorandum M-07-16

October 2, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Federated National Holding Company
Incoming letter dated September 10, 2015

The proposals relate to bylaw amendments.

There appears to be some basis for your view that FNHC may exclude the proposals under rule 14a-8(e)(2) because FNHC received them after the deadline for submitting proposals. We note in particular your representation that FNHC did not receive the proposals until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if FNHC omits the proposals from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



CORPORATE CENTRE OF BOCA RATON
7777 GLADES ROAD
SUITE 300
BOCA RATON, FL 33434
TELEPHONE: 561.483.7000
FACSIMILE: 561.483.7321
WWW.BROADANDCASSEL.COM

NINA S. GORDON, P.A.
DIRECT LINE: 561.218.8856
DIRECT FACSIMILE: 561.218.8978
EMAIL: NGORDON@BROADANDCASSEL.COM

September 10, 2015

Via Email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Federated National Holding Company
Shareholder Proposals of Larry M. Seal
Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter is to advise you that Federated National Holding Company (the "Company") has omitted from its notice of annual meeting, proxy statement and proxy card for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") three shareholder proposals (the "Proposals") and a supporting statement received from Larry M. Seal (the "Proponent"), because the Proposals were received by the Company after the deadline for submission of shareholder proposals to be included in the 2015 Proxy Materials and after the 2015 Proxy Materials were filed with the Securities and Exchange Commission and printed for delivery to the Company's shareholders.

A copy of the Proposals and the Proponent's supporting statement is attached to this letter as Exhibit A.

The Company received the Proposals at its principal executive offices on July 24, 2015, as shown in Exhibit A, which is after the March 31, 2015 deadline for submitting proposals to be included in the 2015 Proxy Materials that was disclosed on page 26 of the Company's proxy statement for its 2014 annual meeting (the "2014 Proxy Statement"), a copy of which is attached to this letter as Exhibit B. The deadline was calculated in accordance with Rule 14a-8(e)(2). The date of the 2015 annual meeting was not changed by more than 30 days from the date of the 2014 annual meeting; therefore, the deadline set forth in the Company's 2014 Proxy Statement remains applicable.

The Proposals were also received after the Company filed the 2015 Proxy Materials on EDGAR on July 17, 2015 (please see Exhibit C), and after the 2015 Proxy Materials were printed and the process of delivery to the Company's shareholders had already begun.

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent.

Please contact me if you have any questions or need additional information.

Very truly yours,

BROAD AND CASSEL



Nina S. Gordon, P.A.

cc: Larry M. Seal

Exhibit A

Larry M. Seal

FISMA & OMB Memorandum M-07-16

July 23, 2015

Ms. Rebecca L. Campillo, Secretary
Federated National Holding Company
14050 NW 14th Street, Suite 180
Sunrise, Florida 33323

RE: Securities Exchange Act of 1934 Rule 14a-8 proposal for Annual Meeting of Federated National Holding Company

Ms. Campillo:

With your July 15, 2015, announcement of your Annual Meeting to be held in 62 days on September 15, 2015, less than 70 days exists between the announcement date and the date of the meeting. Pursuant to the by-laws[1], any new business to be properly placed before the meeting must be received by the Secretary of the Company within ten (10) days of the announcement.

As required by Article II, Section 10 concerning the notice, the following is stated:

(i) A brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting.

To amend the following by-laws to read as follows:

ARTICLE III, Directors

Section 3. Number, Election & Term. The Company's Board of Directors shall consist of not less than ***seven (7)*** *nor more than 15 members, with the exact number to be fixed from time to time in accordance with a resolution adopted by a majority of the entire Board of Directors. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director. The Board of Directors shall be divided into three classes, designated as*

[1] Where incorporated herein, "by-laws" refers to the Amended and Restated By-laws of 21st Century Holding Company, November 27, 2007.

Class I, Class II and Class III. The number of directors in each class shall be as nearly equal in number as practicable. The term of the Class I directors shall expire at the next ensuing annual meeting of shareholders; the term of the Class II directors shall expire at the annual meeting of shareholders held one year thereafter; and the term of the Class III directors shall expire at the annual meeting of shareholders held one year thereafter, in each case until his or her successor is duly elected and qualified or until his or her earlier resignation, death, incapacity or removal from office. Upon the expiration of the initial terms of office for each class of directors, the successor directors of each class shall be elected for a full term of three years, to serve until their successors are duly elected and qualified or until their earlier resignation, death, incapacity or removal from office. The Board of Directors shall apportion any increase or decrease in the number of directors among the classes as nearly equal in number as possible. ***At least 66% of the directors shall be independent as defined in the NASDAQ listing standards.***

ARTICLE IV Officers

Section 1. Officers. The officers of the Company shall consist of a President ***who shall serve as the Chief Executive Officer of the Company,*** *one or more Vice Presidents and Secretaries,* ***a Treasurer and a Chairman.*** *Such other officers and assistant officers and agents as may be deemed necessary or desirable may be appointed by the Board of Directors. Any two or more offices may be held by the same person,* ***however, the offices of President and Chairman shall be separate and shall not be held by the same person.***

The reason for conducting such business at the annual meeting is that a change in the Company's by-laws will require a vote of the shareholders' pursuant to Article X of the by-laws of the Company.

Specifically, as a publicly traded organization, exchange rules require the board of directors consist of at least five members and the by-laws should be amended to reflect five (5) or a number greater than five (5). The by-laws, as currently written, require a minimum of only three (3) directors.

For additional important information regarding these changes, please see www.FedNat2015change.info .

(ii) The name and record address of the shareholder proposing such business.

Larry M. Seal

FISMA & OMB Memorandum M-07-16

(iii) The class and number of shares of the Company which are beneficially owned by the shareholder.

76.552 common shares, of which 76.433 I have held at least one year and I intend to hold through the date of the annual meeting.

(iv) Any material interest of the shareholder in such business.

Shareholder has no material interest in business presented except the protection of his financial interest in the Company.

Respectfully submitted this 23nd[th] day of July 2015.

BY:



Larry M. Seal



9800 Fredericksburg Road
San Antonio, Texas 78288

July 20, 2015

Larry M Seal

FISMA & OMB Memorandum M-07-16

Dear Mr. Seal:

The following is the holding information you requested regarding your USAA Brokerage Services account as of July 17, 2015, registered as follows:

Account Number: ***FISMA & OMB Memorandum M-07-16***

Account Registration: USAA FEDERAL SAVINGS BANK

FISMA & OMB Memorandum M-07-16

Security	Symbol	Quantity	Price	Market Value
Federated Natl Hldg Co	FNHC	76.552		

FISMA & OMB Memorandum M-07-16

This letter confirms that you acquired 75.000 shares of Federated Natl Hldg Co (FNHC) on April 21, 2014.

Please do not hesitate to contact a USAA Member Service Representative at 800-531-8722 if we can be of any further assistance.

Thank you,

USAA

Page 11 redacted for the following reason:

FISMA & OMB Memorandum M-07-16

Exhibit B



Search the Next-Generation EDGAR System

U.S. Securities and Exchange Commission

Filing Detail

Form DEF 14A - Other definitive proxy statements

SEC Accession No. 0001140361-14-027951

Filing Date
2014-07-08
Accepted
2014-07-08 16:10:39
Documents
2

Period of Report
2014-09-09
Filing Date Changed
2014-07-08
Effectiveness Date
2014-07-08

Document Format Files

Seq	Description	Document	Type	Size
1	FEDERATED NATIONAL HOLDING COMPANY DEF 14A 9-9-2014	formdef14a.htm	DEF 14A	466743
2		image00001.jpg	GRAPHIC	69961
	Complete submission text file	0001140361-14-027951.txt		564417

FEDERATED NATIONAL HOLDING CO (Filer) CIK: 0001069996 (see all company filings)

IRS No.: **650248866** | State of Incorp.: **FL** | Fiscal Year End: **1231**
Type: **DEF 14A** | Act: **34** | File No.: **000-25001** | Film No.: **14965588**
SIC: **6331** Fire, Marine & Casualty Insurance
Assistant Director 1

Business Address
14050 NW 14 STREET
SUITE 180
SUNRISE FL 33323
9545819993

Mailing Address
14050 NW 14 STREET
SUITE 180
SUNRISE FL 33323

United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

Check the appropriate box:
☐ Preliminary Proxy Statement
☐ Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material under Rule 14a-12

FEDERATED NATIONAL HOLDING COMPANY

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on the table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

FEDERATED NATIONAL HOLDING COMPANY

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 9, 2014

To the Shareholders of Federated National Holding Company:

We have adopted a written policy that any transactions between the Company and executive officers, directors, nominees for director, principal shareholders or their affiliates take place on an arm's-length basis and require the approval of a majority of our independent directors, as defined in the Nasdaq Rules.

The Board has determined that the following continuing directors are independent pursuant to the Nasdaq Rules applicable to the Company: Carl Dorf, Richard W. Wilcox, Jr., Bruce F. Simberg, and Jenifer G. Kimbrough. In making the independence determination with respect to Mr. Simberg, the Board considered the fact that Conroy Simberg has provided legal services to the Company during the past 18 years. Nevertheless, the fees paid by the Company in connection with the legal services provided by Conroy Simberg during the past three fiscal years do not exceed the amounts set forth in Nasdaq Rule 5605(a)(2)(D) and, therefore, the Board has determined that Mr. Simberg qualifies as an independent director under Nasdaq Rule 5605(a)(2).

PROPOSAL TWO: RATIFICATION OF SELECTION OF AUDITORS

The Audit Committee selected De Meo Young McGrath ("De Meo") as the independent registered public accounting firm to perform the audit of the Company's consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting for the 2014 fiscal year. Effective January 1, 2014, De Meo merged with Goldstein Schechter Koch, P.A. ("GSK"). GSK is the surviving firm and continues to practice under that name. As a result of the merger, De Meo effectively resigned as the Company's independent registered public accounting firm and GSK, as the successor to De Meo following the merger, became the Company's independent registered public accounting firm. The engagement of GSK was approved by the Audit Committee of the Company's Board of Directors on January 15, 2014. As a result, the reports previously issued by De Meo with respect to the Company's financial statements for the fiscal years ended December 31, 2013 and earlier will be reissued by, and any consents to the use of such reports will be issued by, GSK.

Our Audit Committee requires that management obtain the prior approval of the Audit Committee for all audit and permissible non-audited services to be provided by GSK. The Audit Committee considers and approves at each meeting, as needed, anticipated audit and permissible non-audit services to be provided by GSK during the year and estimated fees. The Audit Committee Chairman may approve permissible non-audit services with subsequent notification to the full Audit Committee. All services rendered to us by De Meo in 2013 were pre-approved in accordance with these procedures.

The Company's independent auditors for the 2013 fiscal year, GSK, as successor to De Meo, has advised the Company that neither it, nor any of its members, has any direct financial interest in the Company as a promoter, underwriter, voting trustee, director, officer or employee. All professional services rendered by De Meo during the fiscal year ended December 31, 2013 were furnished at customary rates and were performed by full-time, permanent employees.

The following table shows fees that we paid (or accrued) for professional services rendered by De Meo for fiscal 2013 and 2012.

	Fiscal 2013	Fiscal 2012
Audit Fees (1)	$ 368,213	$ 372,168
Audit-Related Fees (2)	$ 14,823	$ 15,953
Tax Fees (3)	$ 0	$ 0
Total	$ 383,036	$ 388,121

(1) Audit fees consisted of audit work performed in the preparation of financial statements, as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits and the work in connection with the Company's November 2013 offering.
(2) Audit-related fees consisted primarily of audits of employee benefit plans and special procedures related to regulatory filings in 2013 and 2012.
(3) Tax fees consisted primarily of assistance with tax compliance and reporting.

Vote Required and Recommendation

The ratification of the selection of GSK as our independent certified public accountants for the 2014 fiscal year requires the affirmative vote of the holders of a majority of the shares of the Company's common stock present in person or by proxy at the Annual Meeting. Abstentions will be counted as present at the Annual Meeting for purposes of this matter and will have the effect of a vote against the ratification of the appointment of GSK as independent auditors.

The Board of Directors recommends a vote "FOR" ratification of the appointment of Goldstein Schechter Koch, P.A. as the Company's independent auditors for the 2014 fiscal year.

SHAREHOLDER MATTERS

Shareholder Communications with the Board

Any shareholder may communicate by mail with the Board or individual directors c/o Corporate Secretary, Federated National Holding Company, 14050 N.W. 14 Street, Suite 180, Sunrise, Florida 33323 or via our website at www.FedNat.com. The Board has instructed the

Corporate Secretary to review this correspondence and determine, in his or her discretion, whether matters submitted are appropriate for Board consideration. The Corporate Secretary may also forward certain communications elsewhere in the Company for review and possible response. In particular, communications such as customer or commercial inquiries or complaints, job inquiries, surveys and business solicitations or advertisements or patently offensive or otherwise inappropriate material will not be forwarded to the Board.

Shareholder Proposals for Inclusion in Next Year's Proxy Statement

Pursuant to Rule 14a-8 of the SEC's proxy rules, a shareholder intending to present a proposal to be included in the proxy statement for our 2015 Annual Meeting of Shareholders must deliver a proposal in writing to our principal executive offices no later than March 31, 2015 (or a reasonable time before we begin to print and mail the proxy materials for the 2015 annual meeting, if we change the date of the 2015 annual meeting more than 30 days from the date of this year's Annual Meeting). Proposals should be addressed to: Corporate Secretary, Federated National Holding Company, 14050 N.W. 14 Street, Suite 180, Sunrise, Florida 33323. Proposals of shareholders must also comply with the SEC's rules regarding the inclusion of shareholder proposals in proxy materials, and we may omit any proposal from our proxy materials that does not comply with the SEC's rules.

Other Shareholder Proposals for Presentation at Next Year's Annual Meeting

Shareholder proposals intended to be presented at, but not included in the proxy materials for, our 2015 Annual Meeting of Shareholders, including director nominations for election to our Board, must be timely received by us in writing at our principal executive offices, addressed to the Corporate Secretary of the Company as indicated above. Under the Company's Bylaws, to be timely, a shareholder's notice must be delivered to or mailed and received at the Company's principal executive offices not less than 60 days, nor more than 90 days, prior to the meeting. If we give less than 70 days' notice or prior public disclosure of the meeting date, however, notice by a shareholder will be timely given if received by the Company not later than the close of business on the tenth day following either the date we publicly announce the date of our annual meeting or the date of mailing of the notice of the meeting, whichever occurs first. A shareholder's notice to the Corporate Secretary must set forth as to each matter the shareholder proposes to bring before the annual meeting:

- A brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting,
- The name and record address of the shareholder proposing such business,
- The class and number of shares beneficially owned by the shareholder, and
- Any material interest of the shareholder in such business.

The SEC's rules permit our management to vote proxies on a proposal presented by a shareholder as described above, in the discretion of the persons named as proxy, if:

- We receive timely notice of the proposal and advise our shareholders in that year's proxy materials of the nature of the matter and how management intends to vote on the matter; or
- We do not receive timely notice of the proposal in compliance with our Bylaws.

OTHER BUSINESS

The Board knows of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will, to the extent permitted by applicable law, vote proxies in their discretion as they may deem appropriate, unless they are directed by a proxy to do otherwise.

HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS

As permitted by the Exchange Act, only one copy of this proxy statement is being delivered to shareholders residing at the same address, unless those shareholders have notified us of their desire to receive multiple copies of the proxy statement.

Shareholders residing at the same address who currently receive only one copy of the proxy statement and who would like to receive an additional copy of the proxy statement for this Annual Meeting or in the future may contact our Chief Financial Officer by phone at (800) 293-2532 or by mail to the Chief Financial Officer, 14050 N.W. 14 Street, Suite 180, Sunrise, Florida 33323.

By Order of the Board of Directors
REBECCA L. CAMPILLO, Corporate Secretary

Sunrise, Florida
July 18, 2014

Exhibit C



Search the Next-Generation EDGAR System

U.S. Securities and Exchange Commission

Filing Detail

Form DEF 14A - Other definitive proxy statements **SEC Accession No.** 0001140361-15-027895

Filing Date
2015-07-17
Accepted
2015-07-17 14:38:51
Documents
2

Period of Report
2015-09-15
Filing Date Changed
2015-07-17
Effectiveness Date
2015-07-17

Document Format Files

Seq	Description	Document	Type	Size
1	FEDERATED NATIONAL HOLDING COMPANY DEF 14A 9-15-2015	formdef14a.htm	DEF 14A	609873
2		chart.jpg	GRAPHIC	61410
	Complete submission text file	0001140361-15-027895.txt		695753

FEDERATED NATIONAL HOLDING CO (Filer) CIK: 0001069996 (see all company filings)

IRS No.: **650248866** | State of Incorp.: **FL** | Fiscal Year End: **1231**
Type: **DEF 14A** | Act: **34** | File No.: **000-25001** | Film No.: **15993576**
SIC: **6331** Fire, Marine & Casualty Insurance
Assistant Director 1

Business Address
14050 NW 14 STREET
SUITE 180
SUNRISE FL 33323
9545819993

Mailing Address
14050 NW 14 STREET
SUITE 180
SUNRISE FL 33323